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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

CABG Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

124676 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 124676 10 7	SCHEDULE 13 G	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Manuel A. Villafana

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

	5.	Sole Voting Power
		5,997,000
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		5,997,000
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,997,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 37.5%

12.	Type of Reporting Person (See Instructions) IN

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)     Name of Issuer:

CABG Medical, Inc.

Item 1(b)     Address of Issuer’s Principal Executive Offices:

14505 21st Avenue North, Suite 212
Minneapolis, MN 55447-5602

Item 2(a)     Name of Person Filing:

See Cover Page Item 1

Item 2(b)     Address of Principal Business Office or, if none, Residence:

14505 21st Avenue North, Suite 212
Minneapolis, MN 55447-5602

Item 2(c)     Citizenship:

See Cover Page Item 4

Item 2(d)     Title of Class of Securities:

Common Stock

Item 2(e)     CUSIP No.:

See Cover Page

Item 3         If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 4 Pages

Item 4       Ownership

See Cover Page Items 5 through 11

Item 5       Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7       Identification and Classification of the Subsidiary Which Acquired the
                   Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8       Identification and Classification of Members of the Group:

Not applicable

Item 9       Notice of Dissolution of Group:

Not applicable

Item 10       Certifications:

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2004.

Dated: January 18, 2005

/s/ Manuel A. Villafana
Manuel A. Villafana

Page 4 of 4 Pages